FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on April 27, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: April 28, 2006	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27th, 2006
URL: http://www.komatsu.com/

Consolidated Business Results

for the Fiscal Year Ended March 31, 2006 (U.S. GAAP)

1. Results for the Fiscal Year Ended March 31, 2006

(1) Consolidated Financial Highlights

      (For the fiscal years ended March 31, 2006 and 2005)

Millions of yen & US dollars except per share amounts

	2006 (A)			2005 (B)	Changes Increase (A)-(B)
	Yen	Dollar		Yen	Yen	(%)
Net sales	1,701,969	14,547		1,434,788	267,181	18.6%
Operating profit	176,453	1,508		101,923	74,530	73.1%
Income before income taxes, minority interests and equity in earnings of affiliated companies	169,073	1,445		98,703	70,370	71.3%
Net income	114,290	977		59,010	55,280	93.7%
Net income per share (Yen & US cents)
Basic	¥115.13	98.4	¢	¥59.51	55.62
Diluted	¥114.93	98.2	¢	¥59.47	55.46
Return on equity	20.8%			13.1%	7.7%
Return on total assets	10.9%			7.1%	3.8%
Return on sales	9.9%			6.9%	3.0%

Notes:	1)	Consolidated financial information is prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America.
	2)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2006 at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006.
	3)	Equity in earnings of affiliated companies:
2006: 2,705 millions of yen
2005: 939 millions of yen
	4)	The numbers of average common shares outstanding were as follows:
2006: 992,733,616 shares
2005: 991,662,555 shares
	5)	Accounting policies were not changed.
	6)	Net income per share above is based on the provisions of Statements of Financial Accounting Standards No.128, “Earnings per share.”
	7)	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.
	8)	Return on total assets and Return on sales are calculated by using Income before income taxes.

(2) Consolidated Financial Position

      (As of March 31, 2006 and 2005)

	2006	2005
Total assets (Millions of yen)	1,652,125	1,449,068
Shareholders’ equity (Millions of yen)	622,997	477,144
Shareholders’ equity ratio (%)	37.7	32.9
Shareholders’ equity per share (Yen)	626.98	481.27

Note:	The numbers of common shares outstanding as of March 31, 2006 and 2005 were as follows:
2006: 993,645,492 shares
2005: 991,420,696 shares

(3) Cash Flow

      (For the fiscal years ended March 31, 2006 and 2005)

Millions of yen

	2006	2005
Net cash provided by operating activities	136,107	121,369
Net cash used in investing activities	(81,792)	(37,731)
Net cash used in financing activities	(83,460)	(57,835)
Cash and cash equivalents, end of year	69,997	97,510

(4) The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries : 157 companies

•	Number of companies accounted for by the equity method : 41 companies

(5) Changes in Group of Entities

•	Consolidated subsidiaries

Added:         28 companies

Removed:    12 companies

•	Affiliated companies accounted for by the equity method

Added:         2 companies

Removed:    5 companies

2. Projections for the Fiscal Year Ending March 31, 2007

(From April 1, 2006 to March 31, 2007)

Millions of yen

	Net sales	Operating profit	Income before income taxes	Net income
The first half of fiscal year	895,000	100,000	93,000	54,000
The entire fiscal year	1,845,000	212,000	198,000	120,000

Notes:	1)	Forecast of net income per share (basic) of the entire fiscal year: 120.77 yen
	2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

The Komatsu Group

(As of March 31, 2006)

Business Categories and Principal Products & Services

Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-servo presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Outdoor Power Equipment	Chainsaws and trimmers/brushcutters

Others	Commercial-use prefabricated structures

Electronics

Electronic Materials	Silicon wafers

Temperature Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction and Mining Equipment>
Komatsu Zenoah Co.
Komatsu Diesel Co., Ltd.
Komatsu Used Equipment Corp.
Komatsu Castex Ltd.
Komatsu Safety Training Center Ltd.
Komatsu Business Support Ltd.
Komatsu Cabtec Co., Ltd.
Komatsu Cummins Engine Co., Ltd.
Komatsu Hokkaido Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Chugoku Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Rental Tokyo Ltd.
Komatsu Rental Chugoku Ltd.
and 39 other companies
<Industrial Machinery, Vehicles and Others>
Komatsu Forklift Co., Ltd.
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Logistics Corp.
Komatsu House Co., Ltd.
Komatsu Engineering Corp.
Komatsu General Services Ltd.
QUALICA, Inc.
and 32 other companies
<Electronics>
Komatsu Electronic Metals Co., Ltd.
Komatsu Electronics, Inc.
GIGAPHOTON, Inc.
[The Americas]
Komatsu America Corp.
Komatsu Latin-America Ltd.
<Construction and Mining Equipment>
Modular Mining Systems, Inc.
Komatsu Mexicana de C.V.
Komatsu do Brasil Ltda.
Komatsu Cummins Chile Ltda.
Cummins Komatsu Engine Company
and 31 other companies
<Industrial Machinery, Vehicles and Others>
Komatsu America Industries LLC
Komatsu Finance America Inc.
and 4 other companies
<Electronics>
Komatsu Silicon America LLC
[Asia, Oceania & Africa]
Komatsu (China) Ltd.
Komatsu Australia Holdings Pty., Ltd.
<Construction and Mining Equipment>
Komatsu Asia & Pacific Pte Ltd
Komatsu Indonesia Tbk
Bangkok Komatsu Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu (Changzhou) Foundry Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and 17 other companies
<Industrial Machinery, Vehicles and Others>
6 manufacturing & sales companies
<Electronics>
Formosa Komatsu Silicon Corporation
[Europe]
Komatsu Europe International N.V.
<Construction and Mining Equipment>
Komatsu Europe Coordination Center N.V.
Komatsu UK Ltd.
Komatsu Hanomag GmbH
Komatsu Deutschland GmbH
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A
Komatsu Mining Germany GmbH
Komatsu France S.A.
Komatsu Forest AB
and 8 other companies
<Industrial Machinery, Vehicles and Others>
2 sales companies
<Electronics>
Komatsu Silicon Europe N.V.
[Legend Symbols]
Consolidated Companies
Affiliated Companies Accounted for by the Equity Method
Supply of Products
Supply of Parts & Components

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Basic Policy for Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher.

3. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

4. Mid to Long-Range Management Plan and Issues Ahead

Projecting that demand for construction and mining equipment will continue to expand worldwide, the Komatsu Group (Komatsu Ltd. and consolidated subsidiaries) will work for further growth and work to improve profits by launching new products and increasing sales prices. In particular, the Komatsu Group will focus its efforts to expand sales of DANTOTSU (Unique and Unrivaled) products equipped with unrivaled features in performance. In response to expanding demand for mining equipment, the Komatsu Group will steadily advance the construction of new plants in Japan and overseas to expand its production capacity. In emerging markets, such as “Greater Asia,” the Komatsu Group will further reinforce its marketing and product support capabilities to attain a stronger market position.

In the industrial machinery business, the Komatsu Group will also steadily advance the construction of a new plant to increase its production capacity in response to excellent orders received. In the silicon wafer business, the Komatsu Group will strive to improve the quality and cost of 300mm wafers, while ensuring the successful start-up of an integrated production line for 300mm wafers.

We at the Komatsu Group believe our corporate value is the total sum of trust given to us by all our stakeholders and society. To increase this corporate value, we have set the following two management goals.

1)	To maintain industry’s top–level profitability and financial position, and to enhance our position in the global marketplace, especially in the Greater Asia region: and

2)	To continue management while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders.

To accomplish these two goals, while firmly ensuring the results of the Reform of Business Structure project, in place since 2001, the Komatsu Group has recently embarked on the second-stage Reform of Business Structure project. The Komatsu Group is going to form cross-functional teams for different themes with the following measures at the core, and promote new reforms globally. Depending on the themes, the Komatsu Group is going to ask partners such as distributors and suppliers to join the teams. The Komatsu Group will emphasize human resource development through such reform activities, because it is human resources that support sustainable corporate growth.

1) To start the reform of Komatsu Group’s value chain by focusing on IT.

The Komatsu Group is going to promote reforms by deploying IT in order to further improve the chain of value brought about by activities of distributors, suppliers and customers in addition to the Komatsu Group. Thanks to the rapid development of IT, it has become possible to understand changes in the market directly and promptly from the operating conditions of customers’ machines and other information. The Komatsu Group is going to incorporate such changes in sales, production and inventory plans, while promoting information sharing among distributors, plants and suppliers. The Komatsu Group will also further advance IT applications to construction and mining equipment, as showcased by KOMTRAX (Komatsu Machine Tracking System) and the autonomous haulage system, in order to develop new business models designed to reform customers’ productivity.

2) To further reinforce “jobsite capabilities” which mean attitudes and power for constant improvements

Komatsu Group’s strength lies in “jobsite capabilities” centering on manufacturing operations. The Komatsu Group is going to reinforce this strength in Japan and overseas. To pass down this strength to future generations of employees, the Komatsu Group is going to put it in the statutory form as the KOMATSU Way. It is TQM (total quality management) that sustains improvement activities at jobsites. In the course of implementing the second stage Reform of Business Structure project, the Komatsu Group will use TQM group-wide as a means for solutions to problems and to generate good results. This initiative is not limited to manufacturing jobsites but extends to administrative jobsites in order to strengthen their capabilities and improve operational efficiency.

5. Reinforcement of Corporate Governance on a Group-wide Basis

The Komatsu Group will reinforce its corporate governance to ensure sound and transparent management. In addition to having reduced the number of directors of the Board and invited external directors and auditors, Komatsu Ltd. is focusing its efforts to reform the operational aspects of Board meetings in order to improve the effectiveness of the Board by ensuring thorough discussions and quick decision-making. To enhance the reliability of management, the Company is going to further strengthen the internal control system. To strengthen corporate governance jointly as the Komatsu Group, the Company continuously delegates directors and auditors to other Group companies.

The Komatsu Group maintains the policy of giving top priority to compliance in business activities. Based on this policy, all top management officers and employees of the Komatsu Group observe the business rules stipulated in Komatsu’s Code of Worldwide Business Conduct in addition to the local laws and regulations.

6. Parent Company Information

Non applicable.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

Consolidated business results of the Komatsu Group for the fiscal year under review continued to renew the record-high figures in net sales, operating profit, income before income taxes and net income for the year, especially against the backdrop of expanded demand for construction and mining equipment around the world. Moreover, the Komatsu Group accomplished the fourth consecutive year of improvements in sales and profits, partly reflecting the successful results of the Reform of Business Structure project undertaken since 2001.

Consolidated Results for the Year

	2006	Changes (2006/2005)	2006
Net sales	¥1,701.9 billion	+18.6%	US$	14,547 million
Operating profit	¥176.4 billion	+73.1%	US$	1,508 million
Income before income taxes	¥169.0 billion	+71.3%	US$	1,445 million
Net income	¥114.2 billion	+93.7%	US$	977 million

Notes:	1)	The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2006 at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006.
	2)	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

Consolidated net sales reached ¥1,701.9 billion (US$14,547 million). In the construction and mining equipment segment, the Komatsu Group continued to accelerate sales for the year, as it effectively capitalized on demand expansion resulting from burgeoning development of natural resources and progress in infrastructure developments worldwide. In the industrial machinery, vehicles and others segment, sales of industrial machinery and forklift trucks continued to register strong gains during the year. In the electronics segment, the silicon wafer business sustained growth, increasing sales over the previous year.

Operating profit climbed to ¥176.4 billion (US$1,508 million). Operating profit ratio improved to 10.4%, up 3.3 percentage points, achieving the goal of 10% a year ahead of schedule. This further improvement of profitability reflects, in addition to expanded sales, the results of efforts in increasing sales prices and reducing production costs.

Both income before income taxes, minority interests and equity in earnings of affiliated companies, and net income for the year topped the ¥100 billion mark, recording ¥169.0 billion (US$1,445 million) and ¥114.2 billion (US$977 million), respectively. Coupled with the substantial increase in operating profit, this notable growth of profits reflects income from the sale of Advanced Silicon Materials LLC, a U.S. subsidiary engaging in production and sales of polycrystalline silicon.

Sales by Operation

	2006	Changes (2006/2005)	2006
Construction and Mining Equipment	¥1,291.2 billion	+21.7%	US$	11,036 million
Industrial Machinery, Vehicles and Others	¥300.1 billion	+12.6%	US$	2,566 million
Electronics	¥110.5 billion	+3.2%	US$	945 million
Total	¥1,701.9 billion	+18.6%	US$	14,547 million

Construction and Mining Equipment

Consolidated sales of construction and mining equipment excelled over the previous year, driven by a sizable increase in overseas sales.

During the year under review, Komatsu proactively expanded the production capacity of major components, such as diesel engines and hydraulic equipment. The Company also began construction of a new manufacturing plant for large construction equipment adjacent to the Port of Hitachinaka in Ibaraki Prefecture, and decided to build a new plant in India where demand is expected to accelerate in the near future.

The Komatsu Group concerted its efforts in the development of construction equipment by incorporating the leading-edge “ecot3” engine technology which meets the latest emission regulations of Japan, the U.S. and Europe. During the year, in Japan, North America and Europe, the Group launched sales of its stronghold medium-sized PC200 hydraulic excavator which features significant reduction in fuel consumption and noise as well as enhanced safety.

[Sales of Construction and Mining Equipment by Region (Geographic Origin)]	Billions of yen

	2006 (A) 1USD=¥114 1EUR=¥138	2005 (B) 1USD=¥108 1EUR=¥136	Changes Increase (A)-(B)
Japan	274.7	271.4	3.2	1.2%
The Americas	421.1	310.8	110.3	35.5%
Europe & CIS	224.2	186.0	38.2	20.5%
Asia & Oceania	195.7	172.9	22.7	13.2%
China	68.1	40.5	27.6	68.2%
The Middle East & Africa	107.1	79.3	27.8	35.1%
Total	1,291.2	1,061.1	230.0	21.7%

<Japan>

While Japanese construction investments remained at about the same level from the previous year, demand for new equipment increased over the previous year, supported by the robust export of used construction equipment from Japan which further promoted market stock adjustment in Japan and ongoing reconstruction projects in earthquake and typhoon-devastated areas. In this environment, the Komatsu Group worked to strengthen the used equipment business and improve management efficiency of the rental equipment business, while expanding sales of new equipment and increasing sales prices. As a result, while the Group accommodated some factors, which pressed sales down resulting from a selective focus of business, Japanese sales remained at about the same level from the previous year.

<The Americas>

Demand in the Americas continued to expand, driven by buoyant housing investments from the previous year in the world’s largest market of the United States and burgeoning developments of natural resources centering on Latin America. Reconstruction projects in Hurricane Katrina-destroyed areas also increased demand. In North America, Komatsu boosted sales as it carried out aggressive marketing by increasing sales prices, strengthening distributorships and improving parts delivery capability, while promoting production efficiency. Sales in Latin America were also strong, especially sales of mining equipment in Brazil and Chile.

<Europe & CIS>

In Europe, Komatsu strengthened its distributor networks in eastern Europe and worked to improve production efficiency mainly by transferring the production of certain models among its plants within Europe, while demand continuously increased in tandem with growth of the European Union. Komatsu also expanded sales of forestry equipment. As a result, sales in Europe advanced over the previous year.

In the Commonwealth of Independent States (CIS: former Soviet republics), sales increased, supported by expanded demand for hydraulic excavators in Moscow and other metropolitan cities in addition to burgeoned demand in the mining and energy-related sectors.

<China>

Demand picked up momentum in China as the fiscal year began. In particular, demand for small hydraulic excavators and mini excavators accelerated. Demand for medium-sized and large equipment also expanded against the backdrop of growth in the number of resource development projects. Under these market conditions, Komatsu expanded the local production of mini excavators and embarked on the production of dump trucks. Komatsu also introduced a new IT-based management system to standardize the workflow of distributors and strengthen their corporate muscle. As a result, sales increased solidly over the previous year.

<Asia & Oceania>

Indonesian demand turned downward in the civil engineering and construction sectors, as affected by the skyrocketed prices of fossil fuels. Thanks to strong demand for mining equipment in both regions, total sales continued to increase, supported especially by expanded sales of off-highway dump trucks.

<The Middle East and Africa>

In the Middle East, demand accelerated against the backdrop of increased investment in infrastructure developments mainly in oil producing countries, resulting from a high level of crude prices. Demand also increased for mining equipment, in particular, in Africa. Under good market conditions of both regions, Komatsu worked to reinforce product support capabilities and boosted sales over the previous year.

Industrial Machinery, Vehicles and Others

Consolidated sales of industrial machinery, vehicles and others increased over the previous year, reflecting a good performance sustained by the industrial machinery and forklift truck businesses from the previous year.

Komatsu Forklift Co., Ltd. stepped up sales for the year by effectively capitalizing on expanded demand in emerging markets, such as China, CIS and the Middle East in addition to strong private-sector capital investments in Japan. The company engaged in aggressive business activities, such as increasing sales prices, the market launching of renewed engine-driven forklift models and embarking on local production in China.

In the industrial machinery sector, the Company’s Industrial Machinery Division accelerated sales of large presses, centering on new innovative presses which incorporate AC Servo technologies, against the backdrop of thriving capital investments by automakers. By anticipating future growth in demand for large presses, the Company is going to build a new plant adjacent to the Port of Kanazawa in Ishikawa Prefecture to expand its production capacity. Komatsu Industries Corporation also expanded sales, centering on medium-sized presses. In particular, the company continued to make excellent sales of the Hybrid AC Servo Press series, recording the accumulative sales of 1,000 units since their market launch in 2002. Komatsu Machinery Corporation increased sales of machine tools such as crankshaft millers as well as LCD (liquid crystal display) manufacturing-related equipment.

Electronics

While the sale of the polycrystalline silicon business reduced sales of the electronics segment, the silicon wafer business improved significantly, increasing consolidated sales for the year over the previous year.

Demand in the semiconductor market was buoyant throughout the year under review, and in tandem with the semiconductor market, the silicon wafer market was robust. Komatsu Electronic Metals Co., Ltd. (KEM) focused its efforts to strengthen its business and expand profits centering on 300mm and discrete wafers in addition to its stronghold 200mm wafers. As for 300mm wafers, KEM fully utilized its monthly production capacity of 75,000 pieces in Japan and worked to expand their sales. In Taiwan, KEM set out to start up a new integrated production with a monthly capacity of 50,000 pieces.

[Operations and Results of Komatsu Ltd.]

Komatsu Ltd., on a non-consolidated basis, expanded exports of construction and mining equipment and sales of large presses, recording the third consecutive year of increased sales and profits.

	2006	Changes (2006/2005)	2006
Net sales	¥627.3 billion	+19.8%	US$	5,362 million
Ordinary profit	¥60.6 billion	+81.5%	US$	518 million
Net income	¥32.6 billion	+91.5%	US$	279 million

2. Conditions of Consolidated Cash Flows

Net cash provided by operating activities increased by ¥14.7 billion over the previous year, to ¥136.1 billion (US$1,163 million), due to further improvements of business results which covered an increase in working capital against the backdrop of expanded demand. Net cash used in investing activities totaled ¥81.7 billion (US$699 million), an increase of ¥44.0 billion from the previous year, reflecting increased investments made to aggressively expand production capacities and improve productivity in Japan and overseas, which offset the proceeds from the sale of the polycrystalline silicon business. Net cash used in financing activities amounted to ¥83.4 billion (US$713 million), an increase of ¥25.6 billion from the previous year, due to the continued reduction of interest-bearing debt to further improve the financial position.

As a result, cash and cash equivalents totaled ¥69.9 billion (US$598 million) at March 31, 2006, a decline of ¥27.5 billion compared to a year ago.

Trends of Cash Flow Indicators:	Fiscal years ended March 31, 2006, 2005 and 2004

	2006	2005	2004
Shareholders’ equity ratio (%)	37.7	32.9	31.6
Shareholders’ equity ratio at aggregate market value (%)	135.0	55.1	48.6
Years of debt redemption	2.8	3.6	3.9
Interest coverage ratio	10.7	10.8	7.9

Shareholders’ equity ratio: Shareholders’ equity/Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities/Interest expense

3. Business Risks

The Komatsu Group (Komatsu Ltd. and consolidated subsidiaries) believes that it maintains its management strategy and resources to win against the competition based on available information. The Komatsu Group has identified, within a foreseeable scope as of the date of this news release, the following primary risk factors in the surrounding business and other environments.

1) Economic and market conditions

As the Komatsu Group engages in business on a global basis, its market and competitive conditions differ by region. The demand for Komatsu Group’s products and business environment for the Komatsu Group could change substantially, affected by the regional market and political and economic conditions.

Both construction and mining equipment business and industrial machinery, vehicles and others business are generally economy-cyclical in advanced economic regions. Therefore, factors which are beyond the control of the Komatsu Group, such as housing starts, industrial production level, public investments in infrastructure development, and private-sector capital outlays, could affect demand for Komatsu Group’s products, bring about an improper balance between inventory level and production capacity, and consequently force down the sales prices for Komatsu Group’s products. Such changes in the business environment could produce lowered profitability and additional expenses, and could result in adverse effects on Komatsu Group’s growth strategy and results of operations.

Electronics business, centering on silicon wafers, experiences very drastic changes in market conditions and demand. Such changes in the business environment could affect Komatsu Group’s results of operations. Reduced sales volume and lowered sales prices of silicon wafers caused by changes in the semiconductor market and fluctuations in supply and demand could substantially affect the profitability of the electronics business, and give unfavorable effects to Komatsu Group’s results of operations.

2) Foreign currency exchange rate fluctuation

Approximately 70% of Komatsu Group’s total sales come from sales outside Japan, and a substantial portion of overseas sales is affected by foreign currency exchange rate fluctuations. In general, the Japanese yen’s appreciation against other currencies negatively affects Komatsu Group’s results of operations, while the yen’s depreciation affects them positively. Foreign currency exchange rate fluctuations could also affect the comparative prices of products that the Komatsu Group and foreign competitors sell in the same market and costs of materials used in production. The Komatsu Group is working to alleviate the effect of such foreign currency exchange rate fluctuations by diversifying plant locations and placing production bases close to the market. The Komatsu Group also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. However, the foreign currency exchange rate fluctuations beyond the projected fluctuation range could adversely affect Komatsu Group’s results of operations.

3) Fluctuations in the financial markets

The Komatsu Group is working to improve efficiency of assets to reduce interest-bearing debt as much as possible. The Komatsu Group had short-and long-term interest-bearing debt of approximately ¥380 billion in total at March 31, 2006. While the effects of interest rate fluctuations are alleviated since interest rates for about half of such interest-bearing debts are fixed, an increase in interest rates will continue to result in an increase in interest expenses, reducing Komatsu Group’s profit.

Fluctuations in the financial markets, such as fluctuations of the fair value of marketable securities and interest rates, could also increase the unfunded obligation of pension plans, which would result in an increase in periodic pension costs. Such increase in interest expenses and pension costs may adversely affect Komatsu Group’s results of operations and financial conditions.

4) Local regulations

The Komatsu Group engages in business in many countries of the world, and is exposed to political and economic risks in each country where it operates. If the government of a given country enacts new regulations in the area of import/export duties, quotas, currency restrictions and taxation, etc., which are unfavorable for the Komatsu Group, the Komatsu Group may have to bear related costs in order to comply with such regulations. It is impossible for the Komatsu Group to predict such future costs, and they could negatively affect Komatsu Group’s results of operations.

5) Environmental laws and regulations

Komatsu Group’s operations and products need to comply with increasingly stringent environmental laws and regulations in the numerous countries in which the Komatsu Group operates. The Komatsu Group expends a significant amount of management resources to comply with regulations concerning the emissions levels of its manufacturing facilities and products. The Komatsu Group also expends a large amount of research and development expenses to develop products which meet such laws and regulations. However, if such laws and regulations are revised in the future, the Komatsu Group may have to bear more costs and capital expenditures to comply with newly set standards and the increase of such costs could adversely affect Komatsu Group’s results of operations.

6) Product liability claims

The Komatsu Group works to sustain and ensure Quality and Reliability of its operations and products based on stringent standards established in-house. However, if any unexpected defect in Komatsu Group’s equipment should result in accidents, it could cause product liability claims to be filed against the Komatsu Group. If they should not be covered by insurance, the Komatsu Group would have to bear the costs, which could consequently reduce Komatsu Group’s profit.

7) Business alliances and collaborative relationships

The Komatsu Group has entered into various alliances and collaborative relationships with distributors, suppliers and other third parties to reinforce its international competitiveness. Through such arrangements, the Komatsu Group has built it procurement and sales networks around the world and is working to improve its product development, production, supply and service capabilities. While the Komatsu Group expects its alliances and collaborative relationships to be successful, if the Komatsu Group could not attain expected results or alliances and/or if collaborative relationships were terminated, such developments could adversely affect Komatsu Group’s results of operations.

8) Procurement, production and other matters

Komatsu Group’s procurement of parts and materials is exposed to the effects of commodity price fluctuations. The surging prices of commodities increase the costs of materials for Komatsu Group’s products and production costs. At the same time, this market condition for commodities can result in a short supply of parts and materials, making it difficult for the Komatsu Group to engage in timely procurement and production and thus lowering Komatsu Group’s production efficiency. For increased costs for materials, the Komatsu Group plans to reduce other costs and pass on the increased costs through prices of its products. Concerning the problems of timely procurement and production, the Komatsu Group plans to minimize the effects by promoting closer collaboration among all related divisions. However, the more-than-anticipated surging price of materials and prolonging tight supply and demand thereof could adversely affect Komatsu Group’s results of operations.

9) Information security

The Komatsu Group might obtain information concerning customers and individuals in the course of business activities. The Komatsu Group also has confidential marketing and technological information. The Komatsu Group is paying the closest attention to confidentiality of such information. To safekeep such information from unauthorized access, tampering, destruction, leakage, losses and other damages, the Komatsu Group is implementing appropriate safety measures, including rational technological measures, while strengthening information management capabilities. If accidents should occur, such as a leakage of information concerning customers and individuals, the Komatsu Group would have to account for liability for damage, and such accidents could adversely affect Komatsu Group’s reputation and confidence. Leakage and misuse of Komatsu Group’s confidential marketing and technological information by a third party could adversely affect Komatsu Group’s results of operations.

10) Natural calamity and accidents

As the Komatsu Group conducts global business, it operates and maintains development, production, sales and other business facilities in many countries. The Komatsu Group is exposed to the risk of negative effects on its results of operations, when natural disasters, such as earthquakes and floods, and accidents occur on an unpredictable scale, devastatingly damage one or more facilities to the extent that such facilities’ operations cannot be recovered in a short period of time, and cause delays or disruption of procurement of materials and parts, production or sales and service activities.

4. Outlook for the Fiscal Year Ending March 31, 2007

In the construction and mining equipment business, the Komatsu Group anticipates that global demand will increase, supported by continuing investments in energy-related industries and infrastructure developments, and thus can expect sales to increase. To meet these market conditions, the Komatsu Group will expand its production capacity, launch new products, including DANTOTSU models, and increase sales prices to further improve profitability. In the industrial machinery business, the Komatsu Group also projects sales to grow steadily against the backdrop of thriving capital investments, primarily by automakers.

While there are factors of concern, such as increase in the prices of materials and other procurement items as well as drastic changes on the foreign exchange market in the current fiscal year, the Komatsu Group is working to renew its record-high sales, operating profit, income before income taxes and net income, all posted for fiscal 2006.

Consolidated and non-consolidated business results for the fiscal year ending March 31, 2007 are projected today as follows.

1) Consolidated

Net sales:	1,845 billion yen	(up 8.4)%
Operating profit:	212 billion yen	(up 20.1)%
Income before income taxes:	198 billion yen	(up 17.1)%
Net income:	120 billion yen	(up 5.0)%

2) Non-consolidated

Net sales:	665 billion yen	(up 6.0)%
Ordinary profit:	68 billion yen	(up 12.1)%
Net income:	42 billion yen	(up 28.7)%

Foreign exchange rates are premised at ¥115 to US$1 and ¥140 to EUR1 for the fiscal year ending March 31, 2007.

5. Redistribution of Profits for the Fiscal Year Ended March 31, 2006

Komatsu Ltd. plans to set the year-end dividends per share at ¥10, based on its basic policy concerning redistribution of profits. The Company has already paid ¥8 per share for the interim dividends. Therefore, the Company plans to increase the annual dividends per share by ¥7 to ¥18 compared to ¥11 for the previous year.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

(As of March 31, 2006 and 2005)

Millions of yen

	2006	2005	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥69,997	¥97,510	¥(27,513)
Time deposits	54	52	2
Trade notes and accounts receivable	397,998	316,828	81,170
Inventories	370,074	307,002	63,072
Other current assets	109,778	94,105	15,673

Total current assets	947,901	815,497	132,404

Long-term trade receivables	72,844	80,856	(8,012)

Investments	125,517	83,447	42,070

Property, plant and equipment - Less accumulated depreciation	400,667	366,660	34,007

Other assets	105,196	102,608	2,588

Total	1,652,125	1,449,068	203,057

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	182,710	214,577	(31,867)
Trade notes and accounts payable	304,776	266,112	38,664
Income taxes payable	37,004	12,234	24,770
Other current liabilities	164,353	149,576	14,777

Total current liabilities	688,843	642,499	46,344

Long-term liabilities	292,416	290,479	1,937

Minority interests	47,869	38,946	8,923

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	136,137	135,792	345
Retained earnings	399,938	299,537	100,401
Accumulated other comprehensive income (loss)*	23,095	(21,485)	44,580
Treasury stock	(4,043)	(4,570)	527

Total shareholders’ equity	622,997	477,144	145,853

Total	¥1,652,125	¥1,449,068	¥203,057

	2006	2005	Changes Increase (Decrease)
* Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(2,240)	¥(22,161)	¥19,921

Net unrealized holding gains on securities available for sale	36,910	18,605	18,305

Pension liability adjustments	(11,299)	(17,340)	6,041

Net unrealized holding losses on derivative instruments	(276)	(589)	313

Short & long-term debt	¥377,913	¥432,291	¥(54,378)

Condensed Consolidated Statements of Income

(For the fiscal years ended March 31, 2006 and 2005)

Millions of yen

	2006	2005	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Revenues and other
Net sales	¥1,701,969	¥1,434,788	¥267,181	18.6
Interest and other income	28,750	20,047	8,703

	1,730,719	1,454,835	275,884	19.0

Costs and expenses
Cost of sales	1,247,656	1,066,887	180,769
Selling, general and administrative	277,860	265,978	11,882
Interest	12,733	11,209	1,524
Other	23,397	12,058	11,339

	1,561,646	1,356,132	205,514	15.2

Income before income taxes, minority interests and equity in earnings of affiliated companies	169,073	98,703	70,370	71.3

Income taxes	47,021	36,044	10,977

Minority interests in income of consolidated subsidiaries	(10,467)	(4,588)	(5,879)

Equity in earnings of affiliated companies	2,705	939	1,766

Net income	¥114,290	¥59,010	¥55,280	93.7

Note:	Comprehensive income for the fiscal years ended March 31, 2006 and 2005 were 158,870 millions of yen and 61,319 millions of yen, respectively.

Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2006 and 2005)

Millions of yen

	2006	2005	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥114,290	¥59,010	¥55,280
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,640	69,020	3,620
Deferred income taxes	(747)	19,409	(20,156)
Net gain from sale of investment securities and subsidiaries	(20,989)	(162)	(20,827)
Gain on sale of property	(132)	(11,269)	11,137
Loss on disposal or sale of fixed assets	8,284	4,311	3,973
Impairment loss on long-lived assets	4,899	4,200	699
Pension and retirement benefits, net	5,123	3,662	1,461
Changes in assets and liabilities:
Increase in trade receivables	(58,821)	(33,266)	(25,555)
Increase in inventories	(52,228)	(42,418)	(9,810)
Increase in trade payables	32,360	39,261	(6,901)
Increase (decrease) in income taxes payable	24,532	(721)	25,253
Others, net	6,896	10,332	(3,436)

Net cash provided by operating activities	136,107	121,369	14,738

Investing activities
Capital expenditures	(112,915)	(72,873)	(40,042)
Proceeds from sale of property	12,915	31,780	(18,865)
Proceeds from sale of available for sale investment securities	4,112	2,593	1,519
Purchases of available for sale investment securities	(5,681)	(4,690)	(991)
Proceeds from sale of subsidiaries, net of cash disposed	26,610	—	26,610
Acquisition of subsidiaries, net of cash acquired	(10,464)	(148)	(10,316)
Collection of loan receivables	12,874	17,485	(4,611)
Disbursement of loan receivables	(9,244)	(12,375)	3,131
Decrease (increase) in time deposits	1	497	(496)

Net cash used in investing activities	(81,792)	(37,731)	(44,061)

Financing activities
Proceeds from long-term debt	51,432	29,331	22,101
Repayments on long-term debt	(118,165)	(47,489)	(70,676)
Increase (decrease) in short-term debt, net	7,108	(19,924)	27,032
Repayments of capital lease obligations	(10,473)	(9,954)	(519)
Sale (purchase) of treasury stock, net	527	(872)	1,399
Dividends paid	(13,889)	(8,927)	(4,962)

Net cash used in financing activities	(83,460)	(57,835)	(25,625)

Effect of exchange rate change on cash and cash equivalents	1,632	301	1,331

Net increase (decrease) in cash and cash equivalents	(27,513)	26,104	(53,617)

Cash and cash equivalents, beginning of year	97,510	71,406	26,104

Cash and cash equivalents, end of year	¥69,997	¥97,510	¥(27,513)

Basis of Financial Statements (Consolidated)

1) Changes in group of entities

     Consolidated subsidiaries

Added:	28 companies
PT Komatsu Undercarriage Indonesia and other 27 companies

Removed: (Exclusion)	3 companies
Advanced Silicon Materials LLC, Komatsu TriLink Ltd. and other 1 company

Removed: (Liquidation and Merger)	8 companies

Removed: (To Affiliated companies)	1 company

Affiliated companies accounted for by the equity-method

Added:	1 company

Added: (From Consolidated subsidiaries)	1 company

Removed: (Exclusion)	2 companies
Solar Grade Silicon LLC and other 1 company

Removed: (Liquidation and Other)	3 companies

2) Change of Accounting Policies: None

Business Segment Information

1. Information by Business Segment

(1) Sales and Segment Profit

(For the fiscal years ended March 31, 2006 and 2005)	Millions of yen

	2006			2005
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Construction and Mining Equipment	1,312,426	142,904	10.9	1,076,360	78,427	7.3
Industrial Machinery, Vehicles and Others	385,005	24,223	6.3	329,951	16,857	5.1
Electronics	110,601	13,244	12.0	107,198	11,719	10.9

Subtotal	1,808,032	180,371	10.0	1,513,509	107,003	7.1

Corporate & Elimination	(106,063)	(3,918)	—	(78,721)	(5,080)	—

Total	1,701,969	176,453	10.4	1,434,788	101,923	7.1

Interest and other income		28,750			20,047
Interest expense		12,733			11,209
Other expenses		23,397			12,058
Income before income taxes		169,073			98,703

Note:        Sales amount of every business segment includes inter-segment transactions as below:

	2006	2005
Construction and Mining Equipment	21,203	15,199
Industrial Machinery, Vehicles and Others	84,845	63,496
Electronics	15	26
Total	106,063	78,721

(2) Assets, Depreciation and Capital Expenditures	Millions of yen

	2006			2005
	As of Mar. 31, 2006	For the fiscal year ended Mar. 31, 2006		As of Mar. 31, 2005	For the fiscal year ended Mar. 31, 2005
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction and Mining Equipment	1,167,336	50,399	99,622	979,087	46,630	64,547
Industrial Machinery, Vehicles and Others	259,951	7,060	14,622	215,679	7,612	10,980
Electronics	120,984	13,956	22,384	142,679	13,362	13,492
Subtotal	1,548,271	71,415	136,628	1,337,445	67,604	89,019
Corporate & Elimination	103,854	—	—	111,623	—	—
Total	1,652,125	71,415	136,628	1,449,068	67,604	89,019

2. Information by Region

(1) Sales and Segment Profit

(For the fiscal years ended March 31, 2006 and 2005)	Millions of yen

	2006			2005
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Japan	1,069,380	96,141	9.0	940,561	57,725	6.1
The Americas	495,822	39,069	7.9	383,191	24,713	6.4
Europe	249,597	20,386	8.2	200,784	11,964	6.0
Others	291,054	28,161	9.7	221,467	13,456	6.1
Subtotal	2,105,853	183,757	8.7	1,746,003	107,858	6.2
Corporate & Elimination	(403,884)	(7,304)	—	(311,215)	(5,935)	—
Total	1,701,969	176,453	10.4	1,434,788	101,923	7.1

Note:        Sales amount of each region segment includes inter-segment transactions.

(2) Assets

(As of March 31, 2006 and 2005)	Millions of yen

	2006		2005
	Assets	Ratio (%)	Assets	Ratio (%)
Japan	1,046,024	63.3	1,014,317	70.0
The Americas	411,091	24.9	340,270	23.5
Europe	151,664	9.2	125,891	8.7
Others	201,168	12.2	142,897	9.8
Subtotal	1,809,947	109.6	1,623,375	112.0
Corporate & Elimination	(157,822)	(9.6)	(174,307)	(12.0)
Total	1,652,125	100.0	1,449,068	100.0

3. Overseas Sales

(1) For the fiscal year ended March 31, 2006	Millions of yen

	The Americas	Europe	Others	Total
Overseas sales	482,222	242,386	448,376	1,172,984
Consolidated net sales	—	—	—	1,701,969
Ratio of overseas sales to consolidated net sales (%)	28.3	14.2	26.4	68.9

(2) For the fiscal year ended March 31, 2005	Millions of yen

	The Americas	Europe	Others	Total
Overseas sales	359,572	203,581	350,500	913,653
Consolidated net sales	—	—	—	1,434,788
Ratio of overseas sales to consolidated net sales (%)	25.1	14.2	24.4	63.7

Notes:	1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.
	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
		a) The Americas: North America and Latin America
		b) Europe: Germany, U.K. and CIS
		c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

(For the fiscal years ended March 31, 2006 and 2005)

Millions of yen

		2006 (A)		2005 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	274,792	16.2	271,497	18.9	3,295	1.2
	Overseas	1,016,431	59.7	789,664	55.0	226,767	28.7
		1,291,223	75.9	1,061,161	73.9	230,062	21.7
Industrial Machinery, Vehicles and Others	Japan	198,756	11.6	193,425	13.5	5,331	2.8
	Overseas	101,404	6.0	73,030	5.1	28,374	38.9
		300,160	17.6	266,455	18.6	33,705	12.6
Electronics	Japan	55,437	3.3	56,213	3.9	(776)	(1.4)
	Overseas	55,149	3.2	50,959	3.6	4,190	8.2
		110,586	6.5	107,172	7.5	3,414	3.2
Total	Japan	528,985	31.1	521,135	36.3	7,850	1.5
	Overseas	1,172,984	68.9	913,653	63.7	259,331	28.4
		1,701,969	100.0	1,434,788	100.0	267,181	18.6

Marketable Securities

(As of March 31, 2006 and 2005)

1. Marketable Securities

Millions of yen

	2006	2005
Investment Securities available for sale
Marketable equity securities
Cost	18,341	17,425
Fair value	81,744	50,185
Unrealized holding gains, net	63,403	32,760
Marketable debt securities
Cost	—	10
Fair value	—	10
Unrealized holding gains, net	—	0

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

(For the fiscal years ended March 31, 2006 and 2005)

Millions of yen & US dollars except per share amounts

	2006 (A)			2005 (B)	Changes Increase (A)-(B)
	Yen	Dollar		Yen	Yen	(%)
Net sales	627,319	5,362		523,592	103,726	19.8
Japan	217,353	1,858		212,631	4,722	2.2
Overseas	409,965	3,504		310,961	99,004	31.8
Operating profit	56,837	486		30,021	26,816	89.3
Ordinary profit	60,662	518		33,417	27,244	81.5
Net income	32,635	279		17,042	15,593	91.5
Net income per share (Yen & US cents)
Basic	¥32.53	27.8	¢	¥16.91	¥15.62
Diluted	¥32.36	27.7	¢	¥16.84	¥15.52

Notes:	1)	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2006, at the rate of ¥117 to $1, the approximate rate of exchange at March 31, 2006.
	2)	The numbers of average common shares outstanding were as follows:
		2006: 992,733,616 shares
		2005: 991,662,555 shares

Dividends

(For the fiscal years ended March 31, 2006 and 2005)

	2006	2005
Cash dividends per share (Yen) per annum	18.00	11.00

Financial Position

(As of March 31, 2006 and 2005)

	2006	2005
Total assets (Millions of yen)	859,957	777,297
Shareholders’ equity (Millions of yen)	511,222	473,675
Shareholders’ equity ratio (%)	59.4	60.9
Shareholders’ equity per share (Yen)	514.14	477.50

Note:	The numbers of common shares outstanding as of March 31, 2006 and 2005 were as follows:
2006: 993,645,492 shares
2005: 991,420,696 shares

Sales by Operation

(For the fiscal years ended March 31, 2006 and 2005)

Millions of yen

		2006 (A)		2005 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)
Construction and Mining Equipment	Japan	165,397	26.4	157,136	30.0	8,260	5.3
	Overseas	388,093	61.9	300,801	57.4	87,291	29.0
		553,490	88.2	457,938	87.5	95,551	20.9
Industrial Machinery, Vehicles and Others	Japan	51,956	8.3	55,494	10.6	(3,537)	(6.4)
	Overseas	21,872	3.5	10,159	1.9	11,713	115.3
		73,829	11.8	65,653	12.5	8,175	12.5
Total	Japan	217,353	34.6	212,631	40.6	4,722	2.2
	Overseas	409,965	65.4	310,961	59.4	99,004	31.8
		627,319	100.0	523,592	100.0	103,726	19.8

Projections for the Fiscal Year Ending March 31, 2007

(From April 1, 2006 to March 31, 2007)

Millions of yen

	Net sales	Ordinary profit	Net income
The first half of fiscal year	315,000	32,000	21,000
The entire fiscal year	665,000	68,000	42,000

Note:        Forecast of net income per share (basic) of the entire fiscal year: 42.27 yen

Cash dividends per share (Yen)

Interim	Year-end	Total
12.00	12.00	24.00

(end)